EXHIBIT 4G

Agreement to Provide Documents Upon Request
In accordance with Regulation S-K Item 601(b)(4)(iii)(A), Valley National Bancorp hereby agrees to provide the Securities Exchange Commission, on request, the Indentures and related documents for GCB Capital Trust III, State Bancorp Capital Trust I and State Bancorp Capital Trust II.

Valley National Bancorp

/s/ Ronald H. Janis
Ronald H. Janis
Senior Executive
Vice President and General Counsel